

February 25, 2014

Via E-mail
Mr. Theodore A. Greenberg
Chief Financial Officer
30DC, Inc.
80 Broad Street, 5th Floor
New York, NY 10004

Re: 30DC, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed December 23, 2013
Form 10-Q for the Fiscal Quarter Ended December 31, 2013
Filed February 7, 2014
File No. 000-30999

Dear Mr. Greenberg:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

1.   Please disclose whether you have sufficient funds to meet your operating requirements over the next twelve months. If you conclude that you will not have sufficient funds, please discuss your plans.

Results of Operations, pages 21 and 22

2.   Please discuss whether you expect the decrease in your products and service revenue to continue or change and the reasons why. We note that you are focusing more towards products and services sales growth.

Accounting Policies and Recent Accounting Pronouncements, page 24

3.   Please disclose your critical accounting policies including revenue recognition and other policies subject to significant estimates and judgments in accordance with Securities and Exchange Final Release No. 34-45149.

Notes to the Consolidated Financial Statements

Note 1, Description of Business, Basis of Presentation, and Liquidity, page F-9

4.   Referring to the third paragraph, please tell us and disclose what is meant by 'unrecorded assets' in the last sentence and why they are not recorded on your balance sheet at June 30, 2013.

Item 9A – Disclosure Controls and Procedures

Internal Control over Financial Reporting, pages 25 and 26

5.   Please amend the filing to provide a conclusion on the effectiveness of internal controls over financial reporting as required under Item 308 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2013

Notes to the Financial Statements
Summary of Significant Accounting Polices, Revenue Recognition, page 6

6.   Please tell us and disclose in detail your basis in the accounting literature for recognizing revenue upon initial purchase. In your response, please include the earnings process for your digital products, rights of return of your customers, and the likelihood of collectability on payment arrangements to be made over a period of time. Please reference ASC 605 and SAB Topic 13.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Six Month Period Ended December 31, 2013 Compared to the Six Month Period Ended December 31, 2012, pages 15 through 17

Revenues, page 15

7.   Please tell us and disclose your basis in the accounting literature for recognizing revenue on a gross basis for sales to affiliates. We note that the re-launch of your MagCast Publishing Platform in August 2013 resulted in a disproportionate percentage of your sales being recognized in the first quarter of fiscal 2014. In your response, please disclose the nature of the relaunch, the impact on products sales, and how your affiliates are involved in the distribution of the products. Please reference ASC 605-45 in your response regarding gross vs. net revenue recognition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage, for

                                                Larry Spirgel
                                                Assistant Director